Exhibit 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES—REAL ESTATE TRUST ONLY

	For the Six Months Ended March 31,		For the Twelve Months Ended September 30,
(Dollars in thousands)	2007	2006	2006	2005	2004	2003	2002
FIXED CHARGES:
Interest and debt expense	$27,227	$23,810	$51,645	$46,503	$58,645	$48,970	$49,086
Ground rent	—	—	—	—	—	—	—

Total fixed charges for ratio	$27,227	$23,810	$51,645	$46,503	$58,645	$48,970	$49,086

EARNINGS:
Operating loss	$(930)	$(1,522)	$(2,030)	$(7,368)	$(22,648)	$(13,645)	$(17,735)
Equity in earnings of unconsolidated entities	(6,039)	(4,914)	(10,051)	(8,246)	(7,788)	(7,248)	(8,811)
Distributions from unconsolidated entities	7,745	7,350	14,821	13,272	12,550	12,048	11,496
Capitalized interest	1,019	286	(1,129)	—	—	—	(287)

	1,795	1,200	1,611	(2,342)	(17,886)	(8,845)	(15,337)
Total fixed charges for ratio	27,227	23,810	51,645	46,503	58,645	48,970	49,086

Total earnings for ratio	$29,022	$25,010	$53,256	$44,161	$40,759	$40,125	$33,749

RATIO OF EARNINGS TO FIXED CHARGES	1.07 x	1.10 x	1.03 x	Less than 1	Less than 1	Less than 1	Less than 1

Excess (deficiency) of available earnings to fixed charges	$1,795	$1,200	$1,611	$(2,342)	$(17,886)	$(8,845)	$(15,337)

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